

Mail Stop 3720

August 25, 2016

Robert G. Costantini
Executive Vice President and Chief Financial Officer
ORBCOMM Inc.
395 W. Passaic Street
Rochelle Park, NJ 07662

> **Re: ORBCOMM Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **File No. 001-33118**

Dear Mr. Costantini:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Financial Statements

Consolidated Statements of Operations, page F-5

1.   It appears that the captions "Cost of revenues" and "Gross profit" both exclude depreciation and amortization for satellite network and other equipment directly attributed to the generation of revenue. We believe that such presentation inappropriately reports a figure for income before depreciation and amortization. Pursuant to SAB Topic 11:B, revise your presentation to either reclassify the applicable depreciation and amortization to "Cost of revenues" or remove the caption "Gross margin" and indicate the amount of applicable depreciation and amortization that is excluded from "Cost of services" and "Cost of product sales."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at 202-551-3384 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-336 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 − Telecommunications